November 3, 2004


Via U.S. mail and Fax (504) 566-0210

Virginia Boulet
Adams and Reese LLP
4500 One Shell Square
New Orleans, Louisiana 70139

Re:  	UNIFAB International, Inc.
      Schedule 13E-3
	File No. 5-53539
	Filed October 6, 2004


Dear Ms. Boulet:


We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Schedule 13E-3
General

2. As you may be aware, Rule 13e-3(a)(3) defines a going private transaction as "any transaction or series of transactions...which has either a reasonable likelihood or purpose of producing" the effects specified in paragraph (a)(3)(ii) of the Rule. A going private transaction may take place in multiple steps. Explain supplementally why the reverse stock split on August 1, 2003, the exercise of Midland`s rights under the November 30, 1999 UNIFAB Credit Agreement on August 13, 2003 and the issuance of UNIFAB common stock to Midland on August 13, 2003, and/or the September, 2004 conversions of debentures into shares should not be considered the first steps in this going private transaction. See Q&A No. 4, in SEC Release 34-17719 (April 13, 1981). We may have further comment after reading your response.

3. We do not see a Schedule 13D filing or a Schedule 14f-1 filing for the corporate events that took place in April, 2002. Please advise.

4. We do not see a Schedule 13D filing or an amended filing on August 13, 2003 explaining the transactions that took place when the Midland Agreement was consummated. Please advise us as to the reasons no filing was made, or file the Schedule 13D promptly.

5. We note in this regard that no Schedule 13D filing was made in the months following the August 13 transactions, but we further note that your disclosure indicates that it was Midland, rather than the board of the company, who retained Chaffe & Associates in June of 2004. Please advise us as to why no filing was made.

6. We note that Jeanne M. Hines McDaniel is named as a filing person but has expressed no opinion as to the fairness of the merger.
Item 1014(a) of Regulation M-A requires that an affiliate state whether he or she reasonably believes that the transaction is fair to the unaffiliated shareholders, and Instruction 1 to Item 1014 states that "a statement that the...affiliate has no reasonable belief as to the fairness of the...transaction to unaffiliated security holders will not be considered sufficient disclosure in response to paragraph
(a) of this section." Revise your document to include Ms. McDaniel`s belief as to the fairness of the transaction, including the reasonable basis for the belief and the factors considered in reaching it, as required by Item 1014. If Ms. McDaniel reached her conclusions regarding fairness in reliance on the analysis or opinion of any other party, then she must expressly adopt the analysis and the conclusion in the disclosure.

7. Tell us what consideration you have given to including the company as a filing person on the Schedule 13E-3. We note in this regard that the company is controlled by its affiliate, Midland, and that Chaffe & Associates discussed the structure of the transaction with both Midland and company management.

8. Tell us what consideration you have given to providing a background section that sets forth the events leading up to the merger, beginning with Midland`s acquisition of UNIFAB`s debt and including a full description of the filing persons` consideration of "certain alternatives to acquiring the minority shareholder interest in UNIFAB..." The present disclosure is conclusory and difficult to follow, and it does not meet the requirements of Item 1013 of Regulation M-A.

Summary Term Sheet, page i

9. Revise your first paragraph to make clear that your summary term sheet provides an overview of all material matters presented in the accompanying documents. You should disclose prominently in the summary section that this transaction was not reviewed by a special committee, nor is it subject to any vote of the unaffiliated shareholders.

10. State clearly in the Summary that the price offered in the merger is substantially below the trading price of the stock. Disclose the trading price as of a recent date.

The Filing Persons` Position as to the Fairness of the Merger,
Page ii

11. It is not clear how certain of the reasons expressed in this section as to the fairness of the merger support a finding of fairness. For example, how does the existence of a 90% shareholder indicate that the transaction is fair? Please revise.

Conditions to the Merger, page iii

12. Provide sufficient disclosure for a shareholder to determine what conditions there are to Midland`s obligation to consummate the merger. In addition, provide more detailed disclosure concerning the circumstances in which Midland might terminate the transaction. Your statement that "Midland has no legal obligation to consummate the merger..." does not offer shareholders much information.

Introduction, page 1

13. You state on page 2 that the outstanding options and warrants will be cancelled on the effective date of the merger, and on page
5 that you intend to "request that the holders of these options agree to a cancellation of the options". Tell us how the board was able to determine that the cancellation of these securities was fair to the option and warrant holders, and why they believe that the option holders will agree to the cancellation.

Special Factors, page 2

14. Expand your discussion of the background of the transaction to describe all meetings, negotiations, contacts, etc., among the filing persons, the board and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. The revised disclosure should include the following, which is not intended to be an exhaustive list:

* who first proposed the possibility of going private and when this occurred;
* the relationship between Midland and the company`s board and management;
* how the offer price was selected; and
* what specific issues, if any, were addressed by Midland with Chaffe during its presentation.

Purposes, Alternatives, Reasons and Effects, page 2

15. The factors supporting the merger must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "market conditions in UNIFAB`s business have made it difficult for UNIFAB to increase its revenues and operating profit margins...." are not acceptable. Please revise the first section explain how each of the factors listed support or do not support the decision to approve the merger.

16. We note that Midland has determined that the costs of maintaining UNIFAB as a public company outweigh potential future benefits, particularly since the enactment of the Sarbanes-Oxley Act of 2002. Quantify the increased costs associated with the Sarbanes-Oxley Act.

Factors Considered in Determining Fairness, page 8

17. Please revise your discussion of the factors considered by the filing persons to include two lists. Clearly identify one list of factors favoring the merger transaction and one list of factors not supporting the transaction.

18. Please supplementally send us a copy of the board books and any other materials prepared by Chaffe & Associates to assist Midland in evaluating the merger. All materials that Chaffe prepared and distributed to Midland should be filed as exhibits to the Schedule 13E-3.

19. Expand this section to discuss in detail each filing persons` purpose for engaging in the transaction, and the reasons for undertaking the transaction now. Consider Instruction 1 to Item
1013 of Regulation M-A in drafting your disclosure.

20. In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the unaffiliated security holders of the company. Quantify your response as much as possible. See Instruction 2 to Item 1013 of Regulation M-A.

21. In your disclosure regarding fairness determinations made by filing persons, state whether each filing person has determined that the proposed transaction is procedurally fair despite the absence of the safeguards identified in Item 1014(c) of Regulation M-A, the approval of the unaffiliated security holders, and Item 1014(d) of Regulation M-A, the appointment of an unaffiliated representative to negotiate on behalf of the unaffiliated security holders. The conclusory statements included in your disclosure regarding procedural fairness on page 10 of your filing do not address this point.

22. Revise your disclosure to specifically include each filing person`s determination regarding fairness of the transaction to unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. To the extent that any filing person individually or the board of directors of the company is relying upon the analysis of Chaffe & Associates, they should expressly adopt such analysis. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 in SEC Release No. 34-17719 (April 13, 1981).

23. Instruction 3 to Item 1014 of Regulation M-A provides that "conclusory statements...will not be sufficient disclosure for
Item 1014(b)." The discussion of factors considered in determining the fairness of the proposed transaction should therefore address the factors set forth in General Instruction 2 to Item 1014 of Regulation M-A. While we note that the filing persons considered most of these factors, to the extent that the company is a filing person, it is not clear what consideration the company`s board gave to the factors. Further, the filing persons appear to have concluded that whenever the analysis yielded a zero value, the analysis necessarily implied that the merger consideration was fair. Expand your discussion to explain in greater detail why the filing persons and the board reached the conclusions they did, and to state specifically how the board determined the transaction to be fair. If either the filing persons` or the board`s conclusion was that one or more of the omitted factors were material, please disclose the bases for such conclusions. See Q&A No. 21 in SEC Release No. 17719 (April 13,
1981).

24. Your disclosure in response to the question of what consideration the filing persons gave to prior purchases as required by Instruction 2(vi) to Item 1014 of Regulation M-A is conclusory. Please revise to address the disparity between the prior purchase prices and the merger consideration.

25. In your discussion of the filing persons` consideration of the current and historical market prices for the company`s securities, provide a recent quotation of the current market price, and highlight the fact that the offer price is significantly below the market price.

26. In your description of the comparable companies analysis, provide the names of the companies included in the peer group of four publicly traded companies included in Chaffe & Associates opinion. Provide either a brief description of the analysis or a cross reference to the fairness advisor`s disclosure.

27. Quantify your disclosure regarding breakup and liquidation analysis.

28. Each filing person must address the factors itemized in Instruction 2 to Item 1014 of Regulation M-A in support of their fairness determination. To the extent that they are relying on the analysis of another with respect to any of the factors, the filing person must adopt the analysis of the other party. Accordingly, to the extent that any filing person is relying on the analysis of the fairness advisor or the board to satisfy their Item 1014 requirements, they must specifically adopt the analysis as their own. To the extent that a filing person did not consider one or more of the factors addressed in Instruction 2, the disclosure must state that person`s reasons for believing the factor was irrelevant.

29. Provide more detailed disclosure concerning the effort to obtain a third party offer for the company. Describe what business the interested parties were in, how they were approached, and the reasons that no offer was made for the company. State whether UNIFAB actively sought another buyer, and if so, what steps the company took to interest a third party. Clarify the timing of these discussions and the reasons for Midland`s rejection of these proposals.

30. We do not understand why the absence of a third party buyer necessarily implies that the merger is "the only likely source of prompt liquidity." Please revise your disclosure to provide the reasons for this conclusion.

Reports, Opinions, Appraisals and Negotiations, page 11

31. Provide all of the information required by Item 1015(b)(1)-(6) of Regulation M-A with respect to Chaffe & Associates.

32. Describe all of the reports that Chaffe made to the board and to Midland, both oral and written, in connection with the transaction. In this regard, describe the differences in valuation in the September 14 and September 29, 2004 reports. Confirm that you have filed all of these materials. See Item 1015(a) and (b) of Regulation M-A.

33. Disclose the amount of the fee paid to Chaffe and Associates, including any amount that is contingent on the closing of the transaction.

34. Please disclose what Midland and the board concluded from each analysis performed by Chaffe & Associates.

35. In your discussion of Chaffe & Associates` assumptions underlying the effects of the proposed merger, you note that the assumption with respect to the conversion price for the convertible debentures was $3.50 per share. Disclose how the board was able to reconcile this apparent disparity with the merger price of $0.20 per share.

36. Disclose in detail the criteria for selecting the comparable companies in this portion of Chaffe`s analysis, and the reasons why they were deemed to be comparable. Given the disparity in size and performance indicators, it is not clear from your disclosure why any of these companies is comparable to UNIFAB. Please revise.

37. Disclose whether Midland and the board considered the comparable company analysis for UNIFAB to be meaningful in spite of the fact that UNIFAB`s negative enterprise value did not produce any comparable multiples.

38. Provide further detail concerning the breakup/liquidation analysis. How did Chaffe determine the values that may be available upon a liquidation of UNIFAB? What assumptions did Chaffe make concerning the liquidation? Quantify your disclosure.

39. Amend your disclosure to clarify that DCF indicates
"discounted cash flow".  Quantify the analysis in this section.

40. Quantify the amount of consideration Chaffe received in connection with the sale of Alan Tank, Inc. to UNIFAB and in the Midland transaction.

Exhibits

41. Disclose whether Chaffe & Associates has consented to the inclusion of its opinion as an exhibit to the Schedule 13E-3

Closing Comments

      As appropriate, please amend your documents in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 942-1762, with any questions.

      						Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers
							and Acquisitions